SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No. 3)

 Oppenheimer Multi-Sector Income Trust, Inc.
(OMS)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

683933105
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2005
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.















ITEM 1	Security and Issuer
		Common Stock
		Oppenheimer Multi-Sector Income Trust, Inc.
		Oppenheimer Funds
		Two World Financial Center
		225 Liberty Street
		New York, NY   10281-1008
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		Jo Ann VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of OMS
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of OMS fit the investment guidelines for various
		Accounts.  Shares have been acquired since August 29, 2002.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this report, KIM owns 1,749,680 shares, which represents 5.99% of the outstanding Shares.  George W. Karpus presently owns 1,350 shares purchased on November 3 & 4, 2004 at $8.42 (1250 shares) and February 28, 2005 at $9.36 (100 shares).  Dana R. Consler presently owns 800 shares purchased on June 23, 2003 at $8.20 (350 shares) and October 21 & 30 at $8.30 (450 shares).  Karpus Investment
Profit Sharing Plan currently owns 1600 shares purchased on July 1, 2003 at $8.21 (1100 shares), June 8, 2004 at $7.97 (400 shares), and June 9 at
$7.91 (100 shares).  Karpus Defined Benefit Plan presently owns 1000 shares purchased on September 2, 2003 at $8.00 (350 shares), June 18,
2004 at $7.86 (350 shares), January 21, 2005 at $8.57 (100 shares),
January 26 at $8.55 (100 shares), and February 28 at $9.36 (100 shares).
Sophie Karpus presently owns 1300 shares purchased August 11, 2004 at
$8.14 (500 shares) and November 2 at $8.48 (800 shares).  None of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on August 29, 2002 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
1/3/2005
-100
8.64

2/1/2005
2100
8.58
1/4/2005
28600
8.6

2/2/2005
11200
8.6
1/5/2005
14420
8.52

2/3/2005
7400
8.58
1/6/2005
1000
8.54

2/4/2005
23100
8.65
1/7/2005
-800
8.53

2/7/2005
5200
8.65
1/10/2005
1000
8.52

2/8/2005
10100
8.65
1/13/2005
5700
8.58

2/9/2005
5200
8.64
1/14/2005
3000
8.56

2/10/2005
2500
8.64
1/18/2005
5000
8.56

2/11/2005
2300
8.63
1/19/2005
6800
8.57

2/14/2005
9600
8.71
1/20/2005
11900
8.57

2/15/2005
17800
8.68
1/21/2005
24900
8.57

2/16/2005
13300
8.68
1/24/2005
3900
8.57

2/17/2005
-1300
9.37
1/25/2005
-1100
8.6

2/17/2005
400
8.65
1/26/2005
37510
8.56

2/18/2005
20900
9.37
1/27/2005
200
8.59

2/22/2005
15000
9.37
1/28/2005
10480
8.6

2/23/2005
5500
9.32
1/31/2005
11100
8.61

2/24/2005
7000
9.34




2/25/2005
-150
9.36




2/28/2005
41000
9.36
      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of OMS
		securities.
ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.





































Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.




March 9, 2005 		        	       	       By:________________________
        Date						               Signature
				                          Dana R. Consler, Senior Vice President
                    Name/Title